SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Management's discussion and analysis of financial condition and results of operations for the quarter ended September 30, 2006.
2.	Interim consolidated financial statements for the quarter ended September 30, 2006.
3.	Certification of Interim Filings - CEO
4.	Certification of Interim Filings - CFO

 MANAGEMENT’S DISCUSSION & ANALYSIS
(Expressed in Canadian dollars unless otherwise noted)

November 10, 2006

Management’s Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal period ended September 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

As a Canadian public company, Corriente is required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. Any discussion of mineral reserves and resources included in the following discussion is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission ("SEC"). The mineral resources reported by the company are not "proven reserves" nor are they "probable reserves" as those terms are defined by the SEC.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this Management’s Discussion and Analysis ("MD&A") constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found on SEDAR.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the unaudited interim and audited annual consolidated financial statements and notes thereto, MD&A and other information contained therein. Additionally, it is Management’s responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company’s Management is accountable to the Board of Directors ("Directors"), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company’s quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the company’s consolidated financial statements in accordance with generally accepted auditing standards in Canada. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente’s corporate governance policies is contained in the company’s Information Circular prepared for the May 2006 Annual General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company’s Corporate Governance Committee and approved by the Directors.

Disclosure Controls

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to Management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

  identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

  identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

  establishment of timetables for the preparation and adequate review of reportable information.

  procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.

  procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

  procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente’s internal controls.

  ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

  ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente’s staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely (than not) to be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company’s disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold resource properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain resource property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Corriente is currently moving towards construction of a starter project at its Mirador copper-gold project. Management believes that Mirador is one of the few new, sizeable copper projects in the world available for near-term production. Exploration activities are planned or ongoing for Panantza, San Carlos and six additional copper and copper-gold exploration targets that have been identified in the Corriente Copper Belt to date.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary’s office located in Quito, Ecuador. The company has camp locations at Mirador and Rosa de Oro. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

The company’s shares began trading on the American Stock Exchange on April 6, 2006. As a result, the company now trades on the Toronto Stock Exchange and the American Stock Exchange.

Appointment to the Board of Directors

In September 2006, the company appointed Dale C. Peniuk, C.A. to its Board of Directors. Until early 2006, Mr. Peniuk was an assurance partner with KPMG LLP Chartered Accountants in their Vancouver office, specializing in the mining area and was the leader of KPMG’s Vancouver office mining industry group. He was the lead audit engagement partner for a number of KPMG’s Vancouver mining company clients, including several companies with advanced development projects, producing mines and smelter/refinery operations in North and South America.

Mr. Peniuk has been a member of the Institute of Chartered Accountants of British Columbia’s Public Company Technical Forum since 2000 and is currently the Chair of that committee. Mr. Peniuk currently provides financial consulting services to the mining industry and serves as a director of one other public company.

With the addition of Mr. Peniuk, the company’s Board of Directors is comprised of five non-management directors and one management director.

Corporate Structure

During the third quarter of 2006, the company incorporated four new subsidiaries for purposes of facilitating Mirador’s project infrastructure and the company’s gold concession spin-off plans.

Stock Options

At its May 25, 2006 Annual General Meeting, the company sought and obtained approval to amend the company’s stock option plan to change the number of shares that may be reserved for issue under it to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. This amendment was also approved by the Toronto Stock Exchange ("TSX").

The following summarizes the stock options granted to date in 2006:

Date of grant	Date of expiry	Exercise	Recipients	Granted
		Price
January 2, 2006	January 2, 2009	$ 4.50	Director	25,000
February 3, 2006	February 3, 2011	5.25	Head office management	400,000
May 22, 2006	May 22, 2011	5.50	Other	60,000
June 1, 2006	June 1, 2011	5.35	Directors	125,000
June 1, 2006	June 1, 2011	5.35	Other	85,000
August 31, 2006	August 31, 2011	5.37	Other	100,000
September 13, 2006	September 13, 2011	5.10	Directors	75,000
September 29, 2006	September 29, 2011	4.70	Other	345,000
			Granted in 2006	1,215,000

Of the 1,215,000 options granted during the nine-month period ended September 30, 2006, 106,248 had vested, 1,108,752 had not yet vested and 25,000 were terminated.

Summary of stock options transactions during 2006:

	Number of	Weighted
	shares	average exercise
		price
Balance at December 31, 2005	2,855,000	$1.89
Granted in 2006	1,215,000	5.11
Exercised in 2006	(1,760,000)	1.32
Terminated in 2006	(25,000)	5.35
Balance at September 30, 2006	2,285,000	$4.01

Effective February 1, 2006 the stock option granting policies of the Board of Directors were revised to include expiry dates five years from the date of grant, with the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company’s Board of Directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Board of Directors.

As at September 30, 2006, 1,176,248 of the company’s 2,285,000 outstanding stock options had vested.

Mirador Project

On November 17, 2005, Corriente announced the results of a study intended to optimize the economics of the starter project at Mirador copper-gold project that was the subject of the base-case feasibility study released in April 2005. The optimization study, which incorporates the results of 52 additional drill holes completed in the summer of 2005, led to the calculation of an updated mineral resource model.

The optimization work, completed by Mine Development Associates of Reno, Nevada, includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 grams/tonne gold and 1.6 grams/tonne silver (with an average cut-off grade of 0.37% copper).

Corriente is proceeding toward construction of a starter mining operation at its Mirador project. Mirador presents Corriente with a unique opportunity to introduce a substantial copper growth pipeline to a market environment that is currently plagued with supply challenges. Mirador’s project economics at an initial 25,000 tonnes/day capacity allows Corriente to implement a scaled development strategy. This strategy calls for a modest first-phase project that can be financed by Corriente without major dilution to the company or the project itself. By using our first-phase cash flows, Corriente’s plan is to expand Mirador’s production to 50,000 tonnes/day.

With the May 2006 completion of our equity financing of $125 million and the Ecuadorian Ministry of Energy and Mines’ approval of the Mirador Environmental Impact Assessment (EIA), two of the more challenging hurdles at Mirador have been successfully met. Currently, Corriente is reviewing financial proposals from a number of traditional resource-project banks, smelter groups and metals traders, precious metals royalty groups and equipment vendors for the necessary debt component of the Mirador project financing. Management is pleased with the progress of these discussions and feels that the keen interest from all of these potential industry financing partners points to the quality of the project and to the overall lack of new copper projects coming on-line in the near future.

Continued Commitment to Local Communities

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Management is very pleased with the high level of experienced technical and management expertise that have been attracted to the Mirador project in recent months. Corriente’s growth opportunities and the attraction of relocating to Ecuador are some of the key reasons why the company has been successful in getting a head-start in the building of a strong project team.

Long Lead-Time Equipment Orders Approved by the Board

In September 2006, Corriente’s Board of Directors reviewed the development status of the Mirador project and approved the placement of orders for long lead-time equipment for the project. This equipment includes the main components of the grinding circuit such as the SAG and ball mills. The company is working on a timeline which calls for production at Mirador in the 4th Quarter of 2008 and these items are on the critical path to meet that deadline.

Capital investment budgeted to be spent through the end of 2006 totals approximately $28 million and is available from the company’s current cash resources. In addition to providing funds for equipment orders, these investment expenditures are for infrastructure work, such as bridges and roads to provide improved access to the Mirador area and the planned pit, and will allow Corriente to continue to grow the mining and construction team from the strong core group in place in Ecuador.

In early November 2006, Corriente announced that it had signed a Letter of Intent ("LOI") with Metso Brasil Industria e Comercio Ltda. to supply the major components of the processing facility at Mirador. The LOI quotes an equipment package totaling over US$27 million, which includes a crusher, SAG mill and Ball mill. Signing of this critical LOI allows Corriente to stay on its path to complete construction of the Mirador project in late 2008 with commissioning by the end of the year. The company feels that the availability of key mill components is one of the major bottlenecks facing new mine developments around the world. Corriente is pleased to be able to reach reasonable economic terms with Metso and at the same time be assured the equipment will be delivered to meet the scheduled mine start-up at the end of 2008.

Power

In March 2006, the company announced that it signed a Letter of Intent ("LOI") with Hidroabanico S.A. to supply the 28.5 MW power needs of proposed mining operations at the Mirador project. The terms outlined in the LOI propose a 10 year Power Purchase Agreement ("PPA") with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 MW stage and an expansion is under way to its planned final size of 37.5 MW, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which is estimated to cost in the order of US$16 million to construct and will be included in the development cost estimate for Mirador. As part of the LOI, Hidroabanico will have the first right of opportunity to provide energy needs for the planned Mirador expansion to 50,000 tpd. Final negotiation of the PPA is proceeding. As a PPA with Hidroabanico will meet the energy needs at Mirador, Corriente is planning no further development work at the Sabanilla run-of-river project. Options for moving the Sabanilla project forward with local operators as a spot power producer continue to be under review.

Environmental Impact Assessment

On May 4, 2006, Corriente announced that the Mirador project’s Environmental Impact Assessment ("EIA") was approved by the Ministry of Energy and Mining ("MEM") of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, that was carried out in late November and early December 2005.

As a requirement of the MEM’s approval of the EIA, the company was required to post US $3,019,539 ($3,374,939) in favour of the MEM as a security deposit against the company’s obligations under the EIA. The required security deposit amount will be reviewed on an annual basis by the MEM and will be adjusted as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the near future.

For the company to receive a mine operating permit for the Mirador project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Engineering and Procurement

In March 2006, the company’s wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. ("SNC-Chile"), a member of the SNC-Lavalin Group of Companies of Canada ("SNC-Lavalin"), for full Engineering and Procurement Services for the start-up and expansion of the Mirador project. SNC-Chile’s experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world. Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. ("SNC-Canada") to prepare an updated feasibility study for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants.

SNC-Lavalin (TSX: SNC) is one of the leading groups of engineering and construction companies in the world, a global leader in the ownership of infrastructure, and in operations and maintenance services. The SNC-Lavalin companies have offices across Canada and in 30 other countries around the world and are currently working in some 100 countries.

Personnel

During the second and third quarters of 2006, Corriente has been able to virtually complete the hiring of its senior management staff in Ecuador, all of whom are focused on the development and operations of the company’s Mirador copper-gold project.

Exploration

Mirador Norte

In July 2006, the company announced assay results from the most recent program of drilling at Mirador Norte, a newly discovered zone of porphyry copper mineralization located approximately 3 km northwest of the planned Mirador open pit. Drilling successfully outlined an approximately 1200 x 300 x 250 metre contiguous zone of copper mineralization above a 0.4% copper cutoff. This body is exposed at the surface but open for expansion at depth and to the south. The data is presently being reviewed by Mine Development Associates of Reno, Nevada in preparation of a formal mineral resource assessment, currently nearing completion.

The latest round of drilling at Mirador Norte comprised 39 holes totaling 6780 metres of core and supplements the previous drilling of 29 holes totaling 6825 metres. All new holes with assays above the 0.4% cutoff are detailed on the company’s web site (www.corriente.com), where a map of the drilling can also be found. The longest hole drilled at Mirador Norte to date is MN65, which is located in the middle of the deposit and over 420 metres in length. Hole MN65 has an intersection of 350 metres @ 0.52% Cu and 0.08 g/t Au.

Management believes that the close proximity of Mirador Norte to Mirador would allow for ore from Mirador Norte to be processed in the planned Mirador concentrator. This means that the stages of open pit mining at Mirador could include a stage of ore production from Mirador Norte earlier in the life of the mine, which could add a period of higher grades and lower strip ratios to enhance cash flow from Mirador’s operations.

Panantza-San Carlos

Concurrent with the transition of the Mirador project from development to construction, the company started diamond drilling on the Panantza project as planned, prior to the end of June 2006.

Further to the Panantza drilling news release of June 12, 2006, assays have been received from the most recent ten holes of this drilling program and are being evaluated. Drilling continues to the south and the results obtained from further holes will be announced throughout the next few months.

Current drilling results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper.

Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador project, had not been drilled since 2001, until the 2006 drill program was initiated. Previous inferred resources at Panantza are estimated to total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. The deposit sits beside our San Carlos deposit that has inferred resouces which are estimated to total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

The purpose of this drilling was to define the southern edge of Panantza’s mineralization so that an updated resource calculation could be provided for a planned feasibility study. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

The geology from the new drilling is consistent with the existing model at Panantza, which is a conventional copper porphyry deposit hosted in granitic and porphyritic rocks. The copper mineralization is almost exclusively chalcopyrite with local horizons of secondary copper sulfide and oxide near the surface. The barren dike intersections in the table below are from a small 15-25 metre wide dike which crosses the area of this phase of drilling, but in general the amount of post-mineral dikes at Panantza is low.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current, inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper.

The company feels that Panantza-San Carlos represents a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

Tundayme/Piedra Liza Gold Exploration Targets

Corriente recently engaged an independent consultant to complete a review of its Ecuador gold concession package totaling 6,600 hectares containing encouraging gold targets that are not part of the current copper development program within the Corriente Copper Belt. Following completion of this review and accompanying 43-101 Technical Report, the company plans to distribute ownership of these concession rights to existing shareholders in the first quarter of 2007.

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente’s Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.’s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a 6 km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold prospects are not considered core to Corriente’s copper growth plans and will be transferred to a new corporation that will be financed separately from Corriente.

Financial Results of Operations

Financial Data for Last Eight Quarters
Three months ended	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04
Total revenues (000’s)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Net (earnings) loss (000’s)	$ (478)	$ (227)	$ 188	$ 3,272	$ 1,404	$ 378	$ (1,710)	$ (429)
(Earnings) loss per share	$ (0.01)	$ 0.00	$ 0.00	$ 0.07	$ 0.03	$ 0.01	$ (0.04)	$ (0.01)

Net (earnings) loss before extraordinary items and net (earnings) loss are the same for all periods presented.

The company’s operations during the nine-month period ended September 30, 2006 produced earnings of $517,688 or $0.01 per share compared to a loss of $72,301 or $0.00 per share in the first nine months of 2005. During the three month period ended September 30, 2006, the company’s operations produced earnings of $477,995 or $0.01 per share compared to a loss of $1,404,206 or $0.03 for the same period in 2005. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The earnings in 2006 were due mainly to interest income on the proceeds of the company’s December 2005 and May 2006 equity financings. The earnings in the first quarter of 2005 was due to the receipt and sale of marketable securities received on the sale of a subsidiary company and cash received on the sale of a non-core capital asset, both of which had a nominal carrying value at the time.

Deferred mineral property exploration and development expenditures made on the company’s target projects within the Corriente Copper Belt for the nine-month period ended September 30, 2006 totalled $15,276,541 versus $6,937,288 during the same period in 2005, reflecting the company’s significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards hiring engineering and construction personnel for the continuing development of the Mirador project infrastructure. Deferred mineral property development and exploration expenditures in the three months ended September 30, 2006 were $7,699,350, compared to $1,871,821 in the same period in 2005.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $Nil in the first nine months of 2006 (2005 – $1,044,027). As disclosed above, the company is proceeding towards agreement on a PPA with another power provider and consequently, has written the costs of Sabanilla down to $Nil and is exploring its options for Sabanilla. Deferred power project expenditures on the Sabanilla Power Project totalled $Nil for the third quarter of 2006 (2005 – $85,924). Included in mineral property development expenditures is $572,685 spent in the third quarter of 2006 on engineering and land acquisition costs for the company’s power line to its Mirador project.

Administration expenses increased in the first nine months of 2006 to $2,331,845 from $2,075,806 in the comparable period of 2005. The increase as compared to 2005 is primarily due to an increase in: management salaries, wages and benefits to $601,800 (2005 – $335,387); legal and accounting costs to $314,071 (2005 – $42,484), regulatory fees to $191,233 (2005 – $39,320); and consulting fees to $33,615 (2005 – $Nil). The higher administrative costs reflected increased directors’ and management fees, costs associated with the company’s application and listing on the American Stock Exchange in April 2006, increased sustaining fees based on the company’s higher market capitalization, and the utilization of a consulting firm during the period. Office and related costs increased to $173,986 in the first nine months of 2006 from $123,482 for the same period in 2005 as a result of higher insurance and telephone costs and outsourcing of computer related technical support. Travel costs increased from $42,379 in the first nine months of 2005 to $70,577 in the same period of 2006, due to increased activity related to the May 2006 financing.

Stock-based compensation expense decreased from $1,224,274 for the first nine months of 2005 to $735,801 in the same period for 2006 as a result of the Board of Directors newly revised stock option granting policies, which includes mandatory vesting terms for all newly granted options. Stock-based compensation expense is determined based on estimated fair value using the Black-Scholes Option Pricing Model at the time of grant, the expense of which is recognized on a straight-line basis over the vesting period of the respective options and grants. Corporate development and shareholder expenses decreased from $257,158 for the first nine months of 2005 to $196,448 for the same period for 2006.

Total administration costs have decreased by approximately $314,593 to $995,551 in the third quarter of 2006 compared with $1,310,144 in the same quarter in 2005. Again, almost all of the decrease is due to the company’s new stock option vesting policy, which dictates that options vest over time instead of immediately at the time of grant.

Due to the company’s higher average cash balance on hand during the first three quarters of 2006, interest income increased significantly to $2,487,967 from $164,183 for the comparable period of 2005. In the third quarter of 2006, interest income increased for the same reason to $1,467,449 from $39,836 in the third quarter of 2005.

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. In addition to the significant interest income in 2006, the company’s revenue in the first nine months of 2005 and 2006 included proceeds received from marketable securities sold, which had been received from the sale of the company’s Argentine and Bolivian assets written off in prior years. The gain on the sale of marketable securities increased from $70,014 in the nine-month period ended September 30, 2005 to $336,253 in the same period in 2006.

Financial Data for Last Three Fiscal Years
Fiscal year ended	Dec 31-05	Dec 31-04	Dec 31-03
Total revenues (000’s)	$ 0	$ 0	$ 0
Net loss (000’s)	$ 3,344	$ 714	$ 682
Basic and diluted loss per share	$ 0.07	$ 0.02	$ 0.02
Cash and cash equivalents (000’s)	$ 32,441	$ 12,603	$ 18,688
Total assets (000’s)	$ 67,100	$ 40,502	$ 35,948
Total long-term financial liabilities (000’s)	$ 0	$ 0	$ 0
Total shareholders’ equity (000’s)	$ 66,124	$ 39,755	$ 35,527
Cash dividends declared per share	$ 0.00	$ 0.00	$ 0.00

Net loss before extraordinary items and net loss are the same for all periods presented.

Related Party Transactions

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $Nil for the nine-month period ended September 30, 2006 (2005 – $10,000) in respect of administrative services provided by a company affiliated with an employed officer. At September 30, 2006, $Nil (December 31, 2005 – $15,000) was due to this company affiliated with an employed officer. Also included in management fees, wages and benefits are directors fees of $175,380 (2005 – $39,000) for the nine-month period ended September 30, 2006, including a retirement payment of $25,000. As a result of an independent compensation review completed for 2006, directors’ fees were adjusted to reflect market conditions, effective January 1, 2006.

Critical Accounting Policies

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited consolidated financial statements for the year ended December 31, 2005, which can be found at on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company’s financial statements and the uncertainties that could have a bearing on its financial results.

Resource Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and pre-operating exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and pre-operating exploration and development expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims are allowed to lapse.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in note 6 (c) of the company’s unaudited interim consolidated financial statements for the period ended September 30, 2006.

Liquidity and Capital Resources

Working capital as at September 30, 2006 was $132,138,452, compared to $31,652,192 at December 31, 2005. The increase is primarily due to the completion of a short-form prospectus offering that closed on May 25, 2006 raising net proceeds of $117,662,734 on the issuance of 19,231,000 common shares. In the first nine months of 2006, the company also received proceeds of $2,322,450 from the exercise of 1,765,000 stock options (2005 – $371,850 from the exercise of 435,000 options). In the third quarter of 2006, the company received proceeds of $331,150 from the exercise of 205,000 stock options (2005 – $158,000 from the exercise of 200,000 options). There were no share purchase warrants outstanding nor exercised in the first nine months of 2006 (2005 – $200,000 in proceeds received on the exercise of 250,000 warrants).

The main uses of cash during the first nine months of 2006 were expenditures associated with the exploration and development of the company’s concessions in the Corriente Copper Belt (Ecuador) of $15,276,541 (2005 – $6,937,288) and $434,177 for the purchase of capital assets (2005 – $143,655). Also, in connection with the May 2006 approval of the EIA, the company was required to post $3,374,939 (2005 – $Nil) in favour of the MEM as a security deposit against the company’s obligations under the EIA. For the nine months ended September 30, 2006, advances on mineral property expenditures increased by $1,681,071 (2005 – $Nil). During the third quarter of 2006, $7,699,350 (2005 – $1,871,821) was spent on the exploration and development of the Corriente Copper Belt concessions and $195,059 for the purchase of capital assets (2005 – $80,638). As at September 30, 2006, the company had 74,742,393 (fully diluted – 77,027,393) common shares issued and outstanding versus 53,751,393 (fully diluted – 56,606,393) as at December 31, 2005.

Historically, the company’s capital requirements have been met by equity subscriptions. While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador mine project. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company’s management believes are most important in the context of the company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company’s Mirador project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mine-able (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake. The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s EIA.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Outlook

The third quarter of 2006 ended with the company’s Board of Directors giving its approval to order long lead-time equipment, which included SAG and ball mills and infrastructure components for the Mirador copper-gold project which allows Corriente to stay on track for a start-up at Mirador by the end of 2008.

Copper prices continue to show strength and remain well above historical averages and elevated copper production costs. Management believes that this copper environment will continue for some time, including well beyond Corriente’s Mirador project start-up, thereby creating substantial opportunities for the company and its stakeholders.

Exploration drilling will continue at the Panantza copper project (located 45 km to the north of the Mirador project), building on the positive results received to date. Drilling is expected to continue at Panantza through the first quarter of 2007, at which time an updated resource estimate will be commissioned with an independent engineering firm. Once the Panantza drilling program is completed, the company will begin drilling at our nearby San Carlos project.

Corriente is a copper-gold development company moving towards construction of a starter operation at its Mirador copper-gold operation. Corriente has completed an Environmental Impact Assessment for initial operations at Mirador and in May 2006 completed a major equity financing for the project. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in concessions covering over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

November 10, 2006

Message to Shareholders

The third quarter of 2006 ended with the company’s Board of Directors giving its approval to order long lead-time equipment, which included SAG and ball mills and infrastructure components for the Mirador copper-gold project. This approval capped a busy quarter that was focused on completion of many of the engineering trade-off studies for the Mirador project. Moving forward with the ordering of this equipment allows Corriente to stay on track for a start-up at Mirador by the end of 2008.

During the quarter we successfully added personnel to our project and technical staff, allowing us to steadily continue to build capacity with our in-country team during the quarter.

As to project financing, talks continue with a variety of potential lenders to the Mirador project. As part of this effort, an independent technical consultant has been selected and has begun its review work towards producing an independent technical report for use by potential project financiers. Additionally, work on the SNC-Lavalin feasibility study continued during the quarter and completion of this work is planned prior to the end of 2006.

Copper prices continue to show strength and remain well above historical averages and elevated copper production costs. We believe that this copper environment will continue for some time, including well beyond Corriente’s Mirador project start-up, thereby creating substantial opportunities.

Exploration drilling is continuing at the Panantza copper project (located 45 km to the north of the Mirador project), with the project continuing to show strong copper values extending to the south (from previous estimates). Drilling is expected to continue at Panantza through the first quarter of 2007, at which time an updated resource estimate will be commissioned with an independent engineering firm. Once the Panantza drilling program is completed, we expect to begin drilling at our San Carlos project next door.

With the above in place, we believe Corriente has a strong future in any near, medium and long-term view of the world copper marketplace.

On behalf of the Board,

Kenneth R. Shannon
Chief Executive Officer

Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited)

AUDITOR REVIEW

November 10, 2006

To the Shareholders of
Corriente Resources Inc.

In accordance with the requirements of National Instrument 51-102 of the Canadian Securities Administrators, the company’s auditors have not reviewed the unaudited interim consolidated financial statements and accompanying financial information contained in the company’s interim report for the periods ended September 30, 2006.

"Darryl F. Jones"
Darryl F. Jones, CA
Chief Financial Officer

Corriente Resources Inc.
(A development stage enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30,	December 31,
	2006	2005
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$134,668,546	$32,440,690
Accounts receivable and prepaid expenses	621,535	187,746
	135,290,081	32,628,436

Mineral properties (note 3)	49,570,682	34,205,955

Property, plant and equipment (note 4)	597,293	265,617

Other assets (note 5)	5,056,010	–

	$190,514,066	$67,100,008

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,151,629	$976,244

Shareholders’ Equity

Share capital (note 6 (b))	233,504,406	112,367,655

Options (note 6 (c))	2,143,445	2,622,248

Contributed surplus	993,697	930,660

Deficit accumulated during the development stage	(49,279,111)	(49,796,799)

	187,362,437	66,123,764

	$190,514,066	$67,100,008

Approved by the Board of Directors

"Dale C. Peniuk"	Director	"Kenneth R. Shannon"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(A development stage enterprise)

Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

	Common Shares		Estimated Fair Value
						Deficit
						Accumulated
				Share		during the	Total
		Share		Purchase	Contributed	development	Shareholders’
	Number	Capital	Options	Warrants	Surplus	stage	Equity
Since inception:
Common shares issued for cash, net of issue costs	24,169,872	$ 52,994,066	$ –	$ –	$ –	$ –	$ 52,994,066
Common shares issued for mineral properties and settlement of debt	6,621,477	6,554,554	–	–	–	–	6,554,554
Net fair value of warrants issued	–	–	–	501,051	676,407	–	1,177,458
Stock based compensation expense on unexercised vested options	–	–	644,665	–	–	–	644,665
Net losses since inception	–	–	–	–	–	(45,056,506)	(45,056,506)
Balance at December 31, 2002	30,791,349	59,548,620	644,665	501,051	676,407	(45,056,506)	16,314,237
Common shares issued for cash pursuant to private placements, net of issue costs	7,750,000	15,959,370	–	–	–	–	15,959,370
Common shares issued for cash pursuant to exercise of warrants	2,239,946	2,380,513	–	–	–	–	2,380,513
Common shares issued for cash pursuant to exercise of options	575,000	463,250	–	–	–	–	463,250
Common shares issued for mineral property interests	250,000	232,500	–	–	–	–	232,500
Fair value of warrants issued	–	–	–	96,455	–	–	96,455
Fair value of options exercised	–	286,608	(286,608)	–	–	–	–
Fair value of warrants exercised	–	170,326	–	(170,326)	–	–	–
Fair value of warrants expired	–	–	–	(254,253)	254,253	–	–
Stock based compensation expense on unexercised vested options	–	–	762,558	–	–	–	762,558
Net loss for the year ended December 31, 2003	–	–	–	–	–	(682,092)	(682,092)
Balance at December 31, 2003	41,606,295	79,041,187	1,120,614	172,927	930,660	(45,738,598)	35,526,790
Common shares issued for cash pursuant to exercise of warrants	3,500,098	3,928,512	–	–	–	–	3,928,512
Common shares issued for cash pursuant to exercise of options	315,000	304,350	–	–	–	–	304,350
Fair value of options exercised	–	174,876	(174,876)	–	–	–	–
Fair value of warrants exercised	–	76,472	–	(76,472)	–	–	–
Stock based compensation expense on unexercised vested options	–	–	709,424	–	–	–	709,424
Net loss for the year ended December 31, 2004	–	–	–	–	–	(714,062)	(714,062)
Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(A development stage enterprise)

Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

	Common Shares		Estimated Fair Value
						Deficit
						accumulated
				Share		during the	Total
		Share		Purchase	Contributed	development	Shareholders’
	Number	Capital	Options	Warrants	Surplus	stage	Equity

Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015

Common shares issued for cash pursuant to private placements, net of issue costs	7,605,000	27,853,364	–	–	–	–	27,853,364
Common shares issued for cash pursuant to exercise of options	475,000	435,250	–	–	–	–	435,250
Common shares issued for cash pursuant to exercise of warrants	250,000	200,000	–	–	–	–	200,000
Fair value of options exercised	–	257,189	(257,189)	–	–	–	–
Fair value of warrants exercised	–	96,455	–	(96,455)	–	–	–
Stock based compensation expense on unexercised vested options	–	–	1,224,274	–	–	–	1,224,274
Net loss for the year ended December 31, 2005	–	–	–	–	–	(3,344,139)	(3,344,139)
Balance at December 31, 2005	53,751,393	112,367,655	2,622,248	–	930,660	(49,796,799)	66,123,764

Common shares issued for cash pursuant to a short form prospectus offering, net of issue costs	19,231,000	117,662,734	–	–	–	–	117,662,734
Common shares issued for cash pursuant to exercise of options	1,760,000	2,322,450	–	–	–	–	2,322,450
Fair value of options exercised (note 6 (c))	–	1,151,567	(1,151,567)	–	–	–	–
Stock based compensation expense on unexercised vested options (note 6 ( c))	–	–	735,801	–	–	–	735,801
Fair value of options terminated (note 6 (c))	–	–	(63,037)	–	63,037	–	–
Earnings for the nine-month period ended September 30, 2006
Balance at September 30, 2006 (unaudited)	74,742,393	$ 233,504,406	$ 2,143,445	$ –	$ 993,697	$ (49,279,111)	$ 187,362,437

Corriente Resources Inc.
(A development stage enterprise)

Consolidated Statements of Operations and Deficit Accumulated During the Development Stage
For the three months and nine months ended September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Administration
Stock-based compensation (note 6 (c))	$621,410	$1,008,918	$735,801	$1,224,274
Management salaries, wages and benefits (note 7)	175,377	129,085	601,800	335,387
Legal, accounting and tax services	44,313	682	314,071	42,484
Corporate development and shareholder expenses	62,194	123,040	196,448	257,158
Regulatory fees	1,391	75	191,233	39,320
Office and related	62,524	40,230	173,986	123,482
Travel	22,982	3,844	70,577	42,379
Consultants	–	–	33,615	–
Depreciation	5,360	4,270	14,314	11,322
	995,551	1,310,144	2,331,845	2,075,806
Other
Interest income	(1,467,449)	(39,836)	(2,487,967)	(164,183)
Gain on sale of marketable securities (note 3)	–	195,304	(336,253)	(70,014)
Foreign exchange (gain) loss	(7,210)	16,051	(62,347)	5,777
General exploration	1,113	10,863	37,034	19,235
Gain on sale of assets	–	(88,320)	–	(1,970,320)
Write-down of marketable securities	–	–	–	176,000
	(1,473,546)	94,062	(2,849,533)	(2,003,505)
Loss (earnings) for the period	(477,995)	1,404,206	(517,688)	72,301
Deficit accumulated during the development stage – beginning of period	49,757,106	45,120,755	49,796,799	46,452,660
Deficit accumulated during the development stage – end of period	$49,279,111	$46,524,961	$49,279,111	$46,524,961
Basic and diluted loss (earnings) per share	$(0.01)	$0.03	$(0.01)	$0.00
Weighted average number of shares outstanding	74,742,393	45,923,597	74,569,041	45,669,085

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(An development stage enterprise)

Consolidated Statements of Cash Flows
For the three months and nine months ended September 30, 2006 (unaudited)
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Earnings (loss) for the period	$477,995	$(1,404,206)	$517,688	$(72,301)
Items not affecting cash
Stock-based compensation	621,410	1,008,918	735,801	1,224,274
Depreciation	5,360	4,270	14,314	11,322
Shares received on sale of assets	–	–	–	(1,882,000)
Write-down of marketable securities	–	–	–	176,000
Loss (gain) on sale of marketable securities	–	195,304	(336,253)	(70,014)
Changes in non-cash working capital
Accounts receivable and advances	111,449	31,526	(433,789)	(6,403)
Accounts payable and accrued liabilities	2,681,508	(565,576)	2,175,385	(521,777)
	3,897,722	(729,764)	2,673,146	(1,140,899)
Investing activities
Mineral properties	(7,699,350)	(1,871,821)	(15,276,541)	(6,937,288)
Other assets	(1,685,601)	–	(5,056,010)	–
Property, plant and equipment	(195,059)	(80,638)	(434,177)	(143,655)
Proceeds from sale of marketable securities	–	1,501,034	336,253	2,320,352
Deferred power project costs	–	(85,924)	–	(1,044,027)
	(9,580,010)	(537,349)	(20,430,475)	(5,804,618)
Financing activities
Proceeds from issuance of share capital, net of issue costs	258,325	158,000	119,985,185	571,850
	258,325	158,000	119,985,185	571,850
Increase (decrease) in cash and cash equivalents	(5,423,963)	(1,109,113)	102,227,856	(6,373,667)
Cash and cash equivalents – beginning of period	140,092,509	7,338,273	32,440,690	12,602,827
Cash and cash equivalents – end of period	$134,668,546	$6,229,160	$134,668,546	$6,229,160

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2005.

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Corriente Caymans Gold Company, Corriente Caymans Mining Company, Corriente Caymans Transport Company, CTQ Management Inc., Ecuacorriente S.A., Explorcobres S.A., Minera Midasmine S.A., Minera Panantza B.V., and Puertocobre S.A.

3 Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton’s resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

Following is a summary of the company’s deferred mineral property expenditures.

Corriente Copper Belt	Mirador/	Panantza /	Other	Total
	Mirador	San Carlos	(1)
	Norte

Balance December 31, 2005	$28,683,887	$ 3,704,723	$ 1,817,345	$ 34,205,955
Option / acquisition payments	1,635,053	94,484	–	1,729,537
Deferred exploration and development costs	11,899,761	1,716,655	18,774	13,635,190

Balance September 30, 2006 (unaudited)	$ 42,218,701	$ 5,515,862	$ 1,836,119	$ 49,570,682

(1) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu, Trinidad and Dolorosa copper and copper-gold and Tundayme/Piedra Liza gold exploration targets in the Corriente Copper Belt.

Other

In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Over five years from the date of the sale agreement, the company was originally scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represented the balance of any purchase consideration owing to the company by the purchaser at that time. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company US$ 1,000,000.

In April 2005, the purchaser underwent a reorganization, at which time the company received an equivalent 200,000 shares of each of the purchaser’s four post-reorganization companies. Three of these companies were publicly-traded, while the fourth was private and was carried at a nominal value. The company sold all of the shares of the publicly-traded post-reorganization companies prior to the end of 2005. During the course of 2006, the shares of the remaining company became publicly traded and the company sold all of these shares for a total net proceeds of $336,253.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

4 Property, plant and equipment

	September 30, 2006 (Unaudited)				December 31, 2005
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
	$	$	$	$	$	$
Computer equipment	448,836	186,986	261,850	218,291	161,620	56,671
Vehicles	257,117	77,076	180,041	201,965	50,796	151,169
Office furniture and equipment	172,461	69,742	102,719	71,742	57,638	14,104
Field equipment	68,121	30,414	37,707	57,326	22,665	34,661
Communications equipment	26,486	11,510	14,976	18,284	9,272	9,012
	973,021	375,728	597,293	567,608	301,991	265,617

5 Other assets

	September	December
	30, 2006	31, 2005

EIA security deposit	$3,374,939	$–
Advances on mineral property expenditures	1,681,071	–

	$5,056,010	$–

As a requirement of the Ministry of Energy and Mining ("MEM") of Ecuador in order to approve the Mirador project’s Environmental Impact Assessment ("EIA"), the company was required to post US $3,019,539 ($3,374,939) in favour of the MEM as a security deposit against the company’s obligations under the EIA.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

6 Share capital

a)     Authorized

100,000,000 common shares without par value

b)     Issued

See Consolidated Statements of Changes in Shareholders’ Equity. On May 25, 2006, the company completed a public offering of 19,231,000 common shares at $6.50 per share pursuant to a short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,338,765.

c)     Stock options

The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the "Option Plan") for directors, officers, employees, and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company’s current outstanding share capital at any given time. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. As at September 30, 2006, options to purchase a total of 2,285,000 shares were outstanding, 1,176,248 of which had vested.

For the nine-month period ended September 30, 2006, the company recorded the estimated fair value of the granted options which vested during the period as stock-based compensation expense of $735,801 (2005 - $1,224,274). Stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.87 – 4.16%
Expected dividend yield	–
Expected stock price volatility	65 – 67%
Expected option life in years	3

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options. The fair value assigned to the stock options exercised is credited to share capital.

During the nine-month period ended September 30, 2006, options to purchase 1,760,000 common shares of the company were exercised for proceeds of $2,322,450.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

The continuity of stock options outstanding is as follows:

					Weighted
		Exercise		Assigned	Average
	Number of	Price		Fair Value	Price
	options	$ Expiry dates		$	$

Options outstanding –
December 31, 2005	2,855,000			2,622,248	1.89

Exercised	(25,000)	1.14	March 5, 2006	(15,903)
Exercised	(605,000)	0.90	May 28, 2006	(265,880)
Exercised	(480,000)	0.89	July 28, 2006	(224,802)
Exercised	(310,000)	1.28	September 10, 2006	(203,305)
Exercised	(100,000)	3.32	February 9, 2007	(158,389)
Exercised	(30,000)	3.25	September 28, 2007	(47,628)
Exercised	(160,000)	2.27	July 25, 2008	(170,715)
Exercised	(25,000)	3.16	June 1, 2007	(38,882)
Exercised	(25,000)	2.15	June 1, 2008	(26,063)
Granted	25,000	4.50	January 23, 2009	52,582
Granted	400,000[1]	5.25	February 3, 2011	988,946
Granted	60,000[2]	5.50	May 22, 2011	155,319
Granted	85,000[2]	5.35	June 1, 2011	214,325
Granted	125,000[1]	5.35	June 1, 2011	315,185
Terminated	(25,000)	5.35	June 1, 2011	(63,037)
Granted	100,000[1]	5.37	August 31, 2011	249,000
Granted	75,000[1]	5.10	September 13, 2011	173,909
Granted	345,000[2]	4.70	September 29, 2011	742,450
Options outstanding –
September 30, 2006	2,285,000			4,299,360	4.01

1 Options granted to senior management, directors and non-senior management vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company’s Board of Directors.

2 Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Board of Directors.

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

The following table summarizes the stock options vested and outstanding at September 30, 2006:

Exercise	Options	Remaining	Options	Remaining
price	outstanding and	contractual life	outstanding at	contractual life
	vested at	(years)	September 30,	(years)
	September 30,		2006
	2006
$ 3.32	175,000	0.4	175,000	0.4
3.16	75,000	0.7	75,000	0.7
3.55	100,000	0.8	100,000	0.8
3.25	10,000	1.0	10,000	1.0
2.15	75,000	1.7	75,000	1.7
2.27	360,000	1.8	360,000	1.8
2.99	300,000	1.9	300,000	1.9
4.50	25,000	2.3	25,000	2.3
5.25	50,000	4.3	400,000	4.3
5.50	–		60,000	4.6
5.35	6,248	4.7	100,000	4.7
5.35	–		85,000	4.7
5.37	–		100,000	4.9
5.10	–		75,000	5.0
4.70	–		345,000	5.0
	1,176,248	1.6	2,285,000	3.1

7 Related party transactions and balances

Included in management fees, wages and benefits are expenditures of $Nil (2005 – $10,000) for the nine-month period ended September 30, 2006 in respect of administrative and technical services provided by a company affiliated with an employed officer. At September 30, 2006, $Nil (December 31, 2005 – $15,000) was due to this company affiliated with an employed officer. Also included in management fees, wages and benefits for the nine-month period ended September 30, 2006 are directors’ fees of $175,380 (2005 – $39,000).

8 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. The company’s mineral property interests are in Ecuador, South America, as set out in note 3. Substantially all of the company’s income and expenses are incurred in Canada. Geographic segmentation of mineral properties and property, plant and equipment is as follows:

	September 30, 2006		December 31, 2005
	Mineral	Property, plant	Mineral	Property, plant
	properties	and equipment	properties	and equipment

Canada	$–	$76,046	$–	48,128
Ecuador	49,570,682	521,247	34,205,955	217,489

	$49,570,682	$597,293	$34,205,955	265,617

Corriente Resources Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

9 Supplemental cash flow information

Cash and cash equivalents comprise the following:

	September 30,	December 31,
	2006	2005

Cash on hand and balances with banks	$525,913	$(16,750)
Short-term investments	134,142,633	32,457,440
	$134,668,546	$32,440,690

During the periods ended September 30, 2006 and 2005, the company conducted non-cash operating, investing and financing activities as follows:
	2006	2005

Mineral properties – non-cash deferred exploration	$(88,187)	$(140,696)

Marketable securities received from sale of subsidiary company	$–	$1,882,000

10 Financial instruments

The company does not use any derivative financial instruments.

At September 30, 2006, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1.      I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending September 30, 2006;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.     The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

"Kenneth R. Shannon"

Kenneth R. Shannon
Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1.      I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending September 30, 2006;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.     The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

"Darryl F. Jones"

Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 14, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer